VIA EDGAR

October 18, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn.:	Steve Lo
Kimberly Calder
Liz Packebusch
Timothy S. Levenberg

Re:	GLOBAVEND HOLDINGS LIMITED
File No. 333 – 274166
Registration Statement on Form F-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), R.F. Lafferty & Co., Inc., acting as representative of the underwriters, hereby joins GLOBAVEND HOLDINGS LIMITED in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on October 19, 2023, at 5:30 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 11, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer